                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2
                               (Amendment No. 2)*

                                SAKS INCORPORATED
           ----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    79377W108
                    -----------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
     Act (however, see the Notes).

CUSIP No.  79377W108                                           Page 2 of 7 Pages

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    INVESTCORP S.A.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [ ]
          (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Luxembourg

  Number of       5. SOLE VOTING POWER:  0
   Shares
Beneficially      6. SHARED VOTING POWER: 2,493
  Owned by
    Each          7. SOLE DISPOSITIVE POWER: 0
  Reporting
 Person With      8. SHARED DISPOSITIVE POWER: 2,493

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,493

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  0.0018%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

CUSIP No.  79377W108                                           Page 3 of 7 Pages

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SIPCO Limited

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [ ]
          (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands, B.W.I.

  Number of       5. SOLE VOTING POWER:  0
   Shares
Beneficially      6. SHARED VOTING POWER: 2,493
  Owned by
    Each          7. SOLE DISPOSITIVE POWER: 0
  Reporting
 Person With      8. SHARED DISPOSITIVE POWER: 2,493

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    2,493

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  0.0018%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

CUSIP No.  79377W108                                           Page 4 of 7 Pages

ITEM 1.

         (a) Name of Issuer:  Saks Incorporated

         (b) Address of Issuer's Principal Executive Offices:

             750 Lakeshore Parkway
             Birmingham, Alabama 35211

ITEM 2.

         (a) Name of Person Filing:

             (i)  INVESTCORP S.A.
             (ii) SIPCO Limited

         (b) Address of Principal Business Office or, if none, Residence:

             With respect to reporting person (i) above:

             6 rue Adolphe Fischer
             Luxembourg

             With respect to reporting person (ii) above:

             West Wind Building, P.O. Box 1111, Harbour Drive
             George Town, Grand Cayman, Cayman Islands, B.W.I.

         (c) Citizenship:

             (i)  INVESTCORP S.A. - Luxembourg
             (ii) SIPCO Limited - Cayman Islands, B.W.I.

         (d) Title of Class of Securities: Common stock, par value $0.10 per share

         (e) CUSIP Number: 79377W108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ss.ss. 240.13D-1(B) OR
240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ]  Broker or dealer registered under Section 15 of the Act
                  (15 U.S.C. 78o).

         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c).

         (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

         (d) [ ]  Investment Company registered under Section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ]  An investment adviser in accordance with
                  ss. 240.13d-1(b)(1)(ii)(E);

CUSIP No.  79377W108                                           Page 5 of 7 Pages

         (f) [ ]  An employee benefit plan or endowment fund in accordance with
                  ss. 240.13d-1(b)(1)(ii)(F);

         (g) [ ]  A parent holding company or control person in accordance with
                  ss. 240.13d-1(b)(1)(ii)(G);

         (h) [ ]  A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

         (i) [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: As of December 31, 2005, the reporting persons beneficially own 2,493 of Common Stock.

         (b) Percent of Class: 0.0018% (based on a total of 138,983,849 shares reported by the Company to be outstanding as of November 30, 2005)

         (c) Number of shares as to which the person has:

             (i)    Sole power to vote or to direct the vote: 0

             (ii)   Shared power to vote or to direct the vote: As of December
                    31, 2005, the reporting persons beneficially own 2,493 of
                    Common Stock.

             (iii)  Sole power to dispose or to direct the disposition of: 0

             (iv)   Shared power to dispose or to direct the disposition of: As of December 31, 2005, the reporting persons beneficially own
                    2,493 of Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

CUSIP No.  79377W108                                           Page 6 of 7 Pages

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  79377W108                                           Page 7 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006.

                                                 INVESTCORP S.A.

                                                 /s/ Jonathan C. Minor
                                                 -------------------------------
                                                 Name:  Jonathan C. Minor
                                                 Title: Director

                                                 SIPCO LIMITED

                                                 /s/ Lawrence B. Kessler
                                                 -------------------------------
                                                 Name:  Lawrence B. Kessler
                                                 Title: Director